

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2011

Via E-mail
Andrew I. Widme
President
Sport Tech Enterprises, Inc.
10321 Running Falls St.
Las Vegas, NV 89178

>   **Re: Sport Tech Enterprises, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 11, 2011**
>   **File No. 333-175306**

Dear Mr. Widme:

　　We have reviewed your responses to the comments in our letter dated July 28, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note that you are registering the sale of substantially all of the outstanding shares held by persons other than your director and officers. Given that the majority of the selling shareholders purchased their shares in June 2011 and that the majority of the shares offered are held by affiliates or persons with a material relationship with your sole director and two officers, it appears that this may be an indirect primary offering by the company. Please identify the selling shareholders as underwriters on the cover page and throughout (not "may be deemed underwriters") and include a fixed sales price to the public for the duration of the offering. In addition, please make conforming changes throughout the prospectus (e.g. Calculation of Registration Fee table, Summary of the Offering, Plan of Distribution, etc.). If you disagree, please provide us with a detailed analysis for determining that the offering is appropriately characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933.

2. We note your response to our prior comment one. Please revise to disclose your status as a shell company, or explain why you should not be deemed to have "no or nominal operations" and "no or nominal assets." We note that you were incorporated in July 2010, have approximately $1,700 in assets and have not generated any revenues. We further note your disclosure on page 28 that you have yet to file a patent application for your surf leash design and implementation.

3. Please revise to provide page numbers for Part II of your registration statement in your next amendment.

Registration Statement Cover Page

Registration Fee Table

4. We note your revised disclosure regarding Rule 457(e). However, your transaction does not appear to satisfy the conditions of Rule 457(e). Please revise or explain to us how your offering satisfies the conditions of Rule 457(e).

5. We note your response to our prior comment six and reissue. We note that the $0.50 per share price of the shares you are registering is the same price that the some of your selling shareholders paid for their shares in your June 2011 private placement. As such, it appears that the $0.50 per share price prohibits these selling shareholders from making any profit on sales of shares that they acquired in the June 2011 private placement unless and until there is an active trading market. It appears that when the purchasers purchased restrictive, illiquid shares for $0.50 a share, they agreed that they were worth $0.50 a share with the restrictions of a non-public security. We note that you are now registering a liquid, non-restrictive security. Either revise the price or explain why the changed factors do not result in a different price. Also, please provide us with copies of the private offering memoranda and related agreements about the private offerings. Please revise to increase the fixed price or advise us why you do not think this is necessary.

Prospectus Cover Page

6. We note your response to our prior comment eight and reissue in part. Please revise to also disclose on page 38 that you have taken no steps to have your securities quoted on the OTCBB and that there is no guarantee that your securities will ever be quoted on the OTCBB.

Prospectus Summary, page 1

7. Please revise to disclose the amount of cash in your treasury as of the most recent practicable date.

8. We note your response to our prior comment nine and reissue in part. Please revise to include your assets and net income (loss) as of your most recent interim stub and place parenthesis around your net income (loss). In addition, revise to disclose how you plan on raising the additional funds to accomplish your business goal. Also disclose that you are a development stage company and that you have limited operations to date.

9. We note your response to our prior comment 11 and reissue as we are unable to find the revised disclosure on page five of your comment letter in your registration statement. Please revise to disclose here that you acquired SquareRoot, Inc. on October 1, 2010. Also include a brief summary of the transaction and the nature of operations of SquareRoot, Inc. prior to your October 1, 2010 acquisition. In addition, please revise to disclose the date that SquareRoot, Inc. was incorporated.

10. We note your disclosure on page one regarding your lines of credit. Please revise to disclose that Mr. Widme loaned this money and that the balance of principal and interest of the note to Sport Tech is due in full on September 29, 2013 and that the balance of principal and interest of the note to SquareRoot is due in full on November 15, 2013 or advise. In addition, please revise to disclose the amount you have borrowed from each line of credit as of the most recent practicable date here and on page 32. Also reconcile your disclosure regarding the notes here with your disclosure on page F-10 that "on November 29, 2010, the Company executed a line of credit in the amount of $50,000 with Brandon Lane."

11. We note your response to our prior comment 14 and reissue in part. Please revise to clarify that your sole director has no experience as a director of a public company, that your president, who serves the functions of primary executive officer, primary financial officer and primary accounting officer, has only limited experience at a public company and that your secretary has no experience as an officer of a public company. Also disclose that your sole director and two officers have no experience in your intended industry or advise.

Summary of the Offering, page 3

12. We note your response to our prior comment 16 and reissue. In accordance with comment one above, please also revise accordingly.

Risk Factors, page 5

13. We note your response regarding our prior comment 18 and reissue as it seems that you still have only one director and that he will be setting his own salary. In addition, please disclose here that Andrew Widme and Nicole Widme are married.

As a result of the Company not receiving any proceeds from this offering, we will need, page 5

14. Please revise to clarify what you mean by "[t]hese terms may be more favorable to future investors than those contained herein, which may in turn hinder our efforts to raise additional capital" on page six and clarify that additional equity financing may cause dilution.

Mr. Widme has limited experience running a public company, page 9

15. Please revise to remove the words "[e]ven though Mr. Widme previously held a position as a corporate Secretary" as they tend to negate the risk discussed in this risk factor.

Ms. Widme lacks relevant experience related to our proposed business, page 10

16. Please revise to remove the words "Ms. Widme has professional accounting and financial experience" as it tends to negate the risk discussed in this risk factor.

Mr. Widme may become involved with other businesses and there can be no assurance, page 10

17. Please reconcile your disclosure on page 10 that Mr. Widme is currently not involved in other businesses with your disclosure on page 32 that Mr. Widme has been in employed at Fast Glass since 2007.

If we fail to develop new products or if the pace of development fails to keep up with, page 11

18. Please remove the words that you are currently developing "enhancements to other currently offered products" and revise to clarify that the surf leash is the sole product in development.

Selling Stockholder Information, page 16

19. Please revise to disclose that Jane Stoecklein is an affiliate of Sport Tech as she currently holds 24% of your issued and outstanding shares of common stock.

20. Please revise to identify here the individual or individuals who have voting or investment power with respect to the shares held by Stoecklein Law Group.

21. We note your disclosure in footnote (10) on page 18 regarding Stoecklein Law Group. Please revise to disclose Mr. Van Ness's and Gisela Stoecklein's relationship with Stoekcklein Law Group.

22. Please revise to reconcile the number of shares sold by the selling shareholders with your disclosure in your Recent Sales of Unregistered Securities section. In the Recent Sales of Unregistered Securities section, it appears that the maximum number of shares that the selling shareholders can sell is 8,410,800 shares of common stock.

Plan of Distribution, page 19

23. Please advise as to why you have included the disclosure beginning in the fourth paragraph on page 19.

Description of Securities, page 19

24. In the first paragraph we note you have a total of 33,610,800 common shares outstanding as of July 1, 2011. Please reconcile this number with the 33,450,000 common shares outstanding as of June 30, 2011 shown in the interim financial statements. In this regard, consider disclosing in Note 9, Subsequent Events, at page G-8, whether you issued additional common shares on July 1, 2011, and the price paid per share.

Description of Business, page 23

Business Development, page 22

25. We note your response to our prior comment 39 and reissue. Please significantly revise this section to provide investors with a detailed description of your business plans. Provide a discussion of the real costs and timelines you face in reaching your goals of producing and selling sports equipment. Explain in detail how and when you expect to generate revenue. For example, provide additional information regarding (a) the cost of the development of your website, (b) the timeline and estimated costs of manufacturing your surf leash, (c) your working trials of the initial prototype of your surf leash and the associated costs, (d) the initial costs of your marketing plan, including the length of time you intend to "work with [the surfers that receive your working prototypes] and utilize their feedback to help improve [your design]" and (e) how you intend to market your surf leash and brand after the development of the surf leash is complete. To the extent additional research and development costs will be necessary, please revise to quantify such costs.

26. We note that SquareRoot had been developing a final prototype for a surfboard when you entered into the share exchange. Please explain how such "final prototype" is different from your current product.

27. We note your response to our prior comment 42 and reissue. Please revise to disclose the trademark you are registering with the United States Patent and Trademark Office or advise. In addition, we are unable to find the disclosure regarding the progress of your trademark application provided on page 16 of your response letter in your registration statement. Please revise.

28. We note your response to our prior comment 43 and reissue in part. Please revise to specify the reasons for filing for a provisional patent instead of a formal patent.

29. We note your response to our prior comment 45 and reissue. Refer to your disclosure on pages 23-24. Please explain how you can build products that are "more affordable" while marketing your products at price points that are "slightly more expensive." In addition, please revise to clarify what you mean by "slightly more expensive" by providing quantitative information. Also provide the basis for your statements that "popular brands

sell their surf leash products for approximately thirty five dollars" and that "these leashes generally break within a year."

30. We note the disclosure in the sixth paragraph under this heading that, assuming your trials are successful, you anticipate being in a position to commence the manufacturing of the surf leash by the end of the fourth quarter of 2011. Please clarify here and elsewhere where applicable, if the fourth quarter of 2011 pertains to the calendar year, as we note that your audited financial statements are for the period ended March 31, 2011.

31. Please revise to clarify what you mean by "grass roots, hands on approach" in the first full paragraph on page 25. Will you allow individuals in the surf community use your products for free? Do you plan on marketing through word-of-mouth? In addition, please revise to clarify what you mean by "action sports" on page 25.

32. Please revise the first two paragraphs on page 25 and throughout to provide a more realistic timeline of the manufacturing of your products. In this regard, please reconcile the fact that you are in the development stage of the surf leash product and have expended nominal expenses towards the development of the product with the disclosure which states that you anticipate commencing manufacturing your leashes by the end of the fourth quarter in 2011.

33. Please revise to disclose that there is no guarantee that you will generate revenue from your surf leash or that you will ever be able to compete on a global level with larger manufacturers of similar products in the first complete paragraph on page 25.

Business of Issuer, page 25

Description of the Status of the Product, page 25

34. We note your response to our prior comment 49 and reissue in part. Please advise as to the basis of your belief "that using a stainless steel line will increase the durability of the surf leash while preventing spring back of a surfboard or body board." To the extent that you are still investigating whether the stainless steel line has the desired result, please disclose.

Long Felt Need for a Better Product, page 26

35. Please revise the title of this section to state as a belief or provide the basis for this statement.

36. Please revise to remove the disclosure regarding Mr. O'Neill as it does not contribute to an investor's understanding of your business.

37. We note your disclosure on page 27 that "[you] are so confident in the engineering of [your] product that [you] are verifying [your] ability to market it with a lifelong manufacturer warranty." Please revise to clarify that you are still developing your surf leash.

Importance and Duration of Intellectual Property, page 27

38. Please revise to clarify that there is no guarantee that you will be able to obtain a patent for your surf leash.

Distribution, Sales and Marketing, page 27

39. Please revise to clarify that there is no guarantee that you will be able to secure agreements to market products in local retail shops throughout California in the second paragraph of this section.

Manufacturing, page 28

40. Please revise to clarify what you mean by your disclosure that "Sport Tech is intending to manage its own small Marketing and Sales organization for the U.S. market" as we are unaware of any other markets that you are presently in. If applicable, please state that you have not entered into any marketing agreements with any third parties.

Personnel, page 28

41. Please revise to clarify here that Mr. Widme is your principal financial officer and principal accounting officer. Also revise page 32 accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Overview and Outlook, page 29

42. Please revise here to include a more detailed plan of operations for the next twelve months and then to the point of revenue generation. In the discussion of your plan of operations, please balance the discussion by including specific information regarding each material event or proposed step required to pursue your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your plan of operations. For example, state when you intend to manufacture your products and discuss your marketing plans.

43. Refer to the second paragraph. Please revise the first sentence to clarify you have incurred a <u>cumulative</u> net loss of $124,661. Please clarify in the second sentence that the auditor's report refers to your financial statements for the period ended March 31, 2011.

44. Refer to the last sentence of the third paragraph. Please clarify the position of Mr. Brandon Lane, before and subsequent to your October 1, 2010 acquisition of Square Root, Inc. We note disclosure under Personnel on page 28 that the Company has only two part-time employees, Mr. Andrew Widme (i.e., your CEO and sole director) and Ms. Nicole Widme (i.e., your Secretary). Clarify here and on page 28 whether or not Mr. Lane is considered an employee of the Company or a consultant to the Company. Also, disclose, if true, that Mr. Lane was the founding and majority shareholder of Square Root, Inc., as we note the revised disclosure in Note 8 to the audited financial statements that you acquired Square Root, Inc. from Mr. Lane.

45. Please revise to reconcile your disclosure on page 29 that you sold your shares of common stock at a price of $0.25 per share in your June private placement with your disclosure in your Recent Sales of Unregistered Securities section that you sold your shares of common stock at a price of $0.50 per share in your June private placement.

46. We note your revised disclosure at Note 1 to the audited financial statements in response to prior comment 61. Please also include this disclosure in MD&A, as it gives an understanding of your operations before and after the October 1, 2010 acquisition of Square Root, Inc.

47. Refer to the fourth paragraph. Please reconcile the disclosure that you issued 160,000 common shares in June 2011 with disclosure in Note 7 to the June 30, 2011 unaudited interim financial statements that 176,000 common shares were issued. In addition, in Note 7 please revise to clarify that the common shares issued on May 15, 2011 and June 28, 2011 were at a price per share of $0.25 rather than $0.025. Similarly, please ensure that information under Recent Sales of Unregistered Securities on page 36 for these two transactions reflect the appropriate number of common shares issued and a per share price of $0.25 rather than $0.50, if true.

Critical Accounting Policies and Estimates, page 31
and
Changes in Internal Control Over Financial Reporting, page 31

48. We have reviewed your response to prior comment 66. However, we note the discussion of disclosure controls and procedures (included as the second paragraph under Critical Accounting Policies and Estimates) and the paragraph on changes in internal control over financial reporting continue to be included. Please omit these disclosures as they are not required in the Form S-1.

Certain Relationships and Related Transactions, page 31

49. Please disclose the other issuances of common stock to your founders as shown in Note 8 to the audited financial statements at page F-11. In this regard, we note common shares issuances of 200,000 and 8,000,000 on September 7 and 22, 2010, respectively, and that

the 24,000,000 common shares as being issued September 21, 2010 rather than September 29, 2010. Please revise as appropriate. Please also disclose, if true, that the issuances on September 7, 2010 and September 22, 2010 were to Selling Stockholders who are related parties of Mr. Widme. In addition, for the November 29, 2010 loan disclosure, please clarify that the outstanding balance at June 30, 2010 is $36,421 as shown on page G-7 rather than $32,921, and make the necessary adjustment to the remaining available amount under the line of credit.

Directors, Executive Officers, Promoters and Control Persons, page 32

50. Please revise to disclose the ages of your director and officers pursuant to Item 401(a) and (b) of Regulation S-K.

Andrew I. Widme, President, Treasurer and Director, page 32

51. Please revise to limit the background information to the requirements of Item 401(e)(1) of Regulation S-K. For example, statements such as "Mr. Widme is an avid sports enthusiast," "Mr. Widme spent much of his free time waterskiing, wakeboarding, knee boarding, snowboarding, fishing, hunting, and practicing martial arts," "Mr. Widme still travels the country in his spare time to snowboard and hunt," and "[h]e also trains at the Warrior Training Center in Las Vegas where he is perfecting his Martial Art training" are beyond the scope of Item 401(e)(1) of Regulation S-K.

Nicole Widme (1), Secretary, page 32

52. Please reconcile your disclosure that Ms. Widme is your secretary with your signature page where Mr. Widme is listed as your secretary.

Security Ownership of Management, page 35

53. Please revise to add Ms. Widme to your table on page 35.

Index to Financial Statements, page 37

54. Refer to the listing of the June 30, 2011 interim financial statements. Please consider revising the numbering system to be a continuation of the "F" series from the audited financial statements, rather than labeling the interim financial statements under a "G" page system. Please revise throughout the filing.

Audited Financial Statements – March 31, 2011

Statement of Cash Flows, page F-5

55. We note your revisions made in response to prior comment 75. Please delete the non-cash activity line item accounts payable assumed in acquisitions here and at page G-3. Instead, the operating activity line item for accounts payable should reflect an increase of $893 rather than a decrease of $(107). Please revise.

Note 6. Line of Credit – Related Party, page F-10

56. In the second paragraph under the table, please clarify if the November 29, 2010 $50,000 line of credit was with Mr. Andrew Widme rather than Mr. Brandon Lane.

Undertakings

57. Please revise to include the undertaking in Item 512(h) of Regulation S-K.

Exhibit 5

58. Please have counsel revise to reconcile the number of shares in paragraphs one and four of Exhibit 5 with the number of shares offered by the selling shareholders in this offering.

59. We note your response to our prior comment 81 and reissue. Please have counsel revise to change the reference regarding "Legal Matters" to "Interests of Named Experts and Counsel" in the last paragraph of the Exhibit 5.

Exhibit 23.1

60. We note your response to prior comment 82 that you will comply. Please include an updated accountants' consent in the next amendment and note that amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

61. We note your response to prior comment 83 and are unable to locate any revisions. As such, we reiterate our comment to expand the second paragraph to also refer to the section, Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, at page 36 of the Registration Statement on Form S-1.

Other

Age of Financial Statements

    62. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
        Daniel R. Van Ness
        Stoecklein Law Group